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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

EXCHANGE NATIONAL BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK — $1.00 PAR VALUE

(Title of Class of Securities)

301309100

(Cusip Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 301309100

1.	Name of Reporting Person: THE EXCHANGE NATIONAL BANK OF JEFFERSON CITY		I.R.S. Identification Nos. of above persons (entities only): 43-1626351

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: ORGANIZED UNDER THE LAWS OF THE UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 263,385

		6.	Shared Voting Power: 21,660

		7.	Sole Dispositive Power: 401,788

		8.	Shared Dispositive Power: 45,930

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 456,412

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 16.1%

12.	Type of Reporting Person: BK

2

13G

Item 1.
	(a)	Name of Issuer:
Exchange National Bancshares, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
132 East High Street Jefferson City, Missouri 65101

Item 2.
	(a)	Name of Person Filing:
This Schedule 13G is filed by the Exchange National Bank of Jefferson City (the “Bank”).
	(b)	Address of Principal Business Office or, if none, Residence:
The business address for the Bank is 132 East High Street, Jefferson City, Missouri 65101.
	(c)	Citizenship:
The Bank is a national banking association organized under the laws of the United States.
	(d)	Title of Class of Securities:
Common stock, par value $1.00 per share.
	(e)	CUSIP Number:
301309 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☒ Bank as defined in Section 3 (a) (6) of the Act. Income Security Act
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

3

13G

Item 4.	Ownership. (as of December 31, 2002)
(a) Amount beneficially owned:
456,412 shares.
(b) Percent of class:
The shares identified in paragraph (a) above as being beneficially owned by the Bank represent 16.1% of the 2,827,453 shares outstanding on December 31, 2002.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
263,385 shares.
(ii) Shared power to vote or to direct the vote:
21,660 shares.
(iii) Sole power to dispose or to direct the disposition of:
401,788 shares.
(iv) Shared power to dispose or to direct the disposition of:
45,930 shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Of the shares reported in this Schedule 13G, 147,097 shares are held by the Bank as trustee of the Exchange National Bank of Jefferson City Profit-Sharing Trust for the benefit of that trust’s participants, as to which shares the Bank has sole investment power but no voting power. The remaining 309,315 shares reported in this Schedule 13G are held by the Bank as trustee or co-trustee, personal representative or administrator under various individual trusts and estates that exist for the benefit of the respective beneficiaries identified by the applicable trust or estate documentation, as to which shares the Bank has sole voting power as to 263,385 shares, shared voting power as to 21,660 shares, sole investment power as to 401,788 shares, and shared investment power as to 45,930 shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

4

13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2003

EXCHANGE NATIONAL BANK OF JEFFERSON CITY

By The Exchange National Bank of Jefferson City

By:	/s/ Sam S. Phillips
Name:	Sam S. Phillips
Title:	Vice President & Trust Officer

5

INFO FOR SCHEDULE 13G (AS OF 12/31/02)
SECURITIES AND EXCHANGE COMMISSION

Exchange National Bancshares Held By Bank as Sole Trustee, Sole Personal Representative or Sole Administrator and may be voted per Stinson, Mag & Fizzell (Howard H. Mick) letter dated 5/30/97.

	Shares	Trust Account

Sole Vote & Sole Disposition	1,520	Trust u/w John N. Bauer
	75,380	Julian A. Ossman Trust
	1,517	Robert E. Chiles Trust
	1,930	Rosanna Vilm Trust
	6,218	Frank Railton Trust A
	14,914	Frank Railton Trust B
	77,820	Frank Railton Trust C
	6,406	Cletus Kolb Residuary
	15,000	Lucile Zuendt Trust
	10,950	Mae Floreine Ochsner Trust
	6,000	Margaret Railton Trust
	20,000	Russell & Betty Holt Trust

	237,655	Total

Exchange National Bancshares held by Bank Trust Department which are voted by Authorization of the Trust Agreement. Bank has Dispositive powers.

	Shares	Trust Account

Sole Vote & Sole Disposition	12,000	Alice M. Dulle Trust
	920	Venita H. Miller Trust
	1,980	Nona W. Miller Trust
	1,656	Joseph J. Mayer Education Trust
	480	Mildred B. Rich Trust

	17,036	Total

Exchange National Bancshares held by Bank as Trustee for Individual Retirement Trust Accounts with shares voted by Grantor of Trust as Authorized by Trust Agreement. Bank does not have dispositive powers

	Shares	Trust Account

No Vote and No Disposition	4,200	Herbert Logan IRA
	3,770	Loretta Schubert IRA
	3,378	Gerald W. Abbott IRA
	15,300	Hugh A. Hutinger IRA
	600	Shirley A. Hutinger IRA
	4,910	Shirley L. Murphy IRA
	14,616	Alfred E. Ehrhardt IRA
	25,968	James R. Loyd IRA
	6,736	Carolyn LePage IRA
	20	Eileen A. Cremer IRA
	200	James L. Vossen IRA
	8,642	Lois Garnett IRA
	2,185	Waleah E. Hunter IRA
	1,358	Michelle Tellman IRA
	21,871	Charles G. Dudenhoeffer, Jr. IRA
	11,000	Gerald A. Colvin IRA
	8,915	Pauline M. Bax IRA

	133,669	Total

Exchange National Bancshares held by Trust Department with Co-Trustee

	Shares	Trust Account

No vote — Shares not held solely by Bank: Co-Trustee Votes. Shared Disposition	5,550	Vic P. Agee Trust
	9,000	Trust u/w Margaret M. Scruggs
	1,350	Trust u/w Cliff G. Scruggs
	8,370	John C. Scruggs Trust u/w FBO Helen E. Scruggs

	24,270	Total

Exchange National Bancshares held by Trust Department with sole disposition and no voting powers

	Shares	Trust Account

Shared vote & Shared Disposition	21,660	Hugo Bernel Ochsner Trust u/a 11/17/92

	Shares	Trust Account

No Vote & No Disposition	1,656	Riverview Cemetery Association Trust (No voting — No Dispositive)
	3,000	Opal Steiner Power of Attorney Trust

	4,656	Total

Exchange National Bancshares held by Trust Department which can be voted but no dispositive power. Trust Agreement states that stock is to be held. No power to vote. Will vote per Howard Mick letter dated 5/30/97

	Shares	Trust Account

Sole Vote & No Disposition	8,694	Trust u/w Celeste P. Thomas

Exchange National Bancshares held by Trust Department with sole disposition and no voting powers

	Shares	Trust Account

Sole Disposition & No Voting	147,097	Profit Sharing Trust